Exhibit 99.1

Genetic Technologies Company Profile 3 April 2019

Forwardlookingstatements This presentation may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 with respect to the financial condition, results and business achievements/performance of Genetic Technologies Limited and certain of the plans and objectives of its management. These statements are statements that are not historical facts. Words such as “should”, “expects”, “anticipates”, “estimates”, “believes” or similar expressions, as they relate to Genetic Technologies Limited, are intended to identify forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect Genetic Technologies’ current expectations and assumptions as to future events and circumstances that may not prove accurate. There is no guarantee that the expected events, trends or results will actually occur. Any changes in such assumptions or expectations could cause actual results to differ materially from current expectations. 2

Whoweare Research and Development leader in the genomics sector • Developing and commercialising a suite of genetic risk assessment • Progressive R&D and commercialisation partner to products mortality 20 years to prevent morbidity and across a range of diseases experience bringing • • • Universities Research organisations • Companies exploring delivery technologies genomic solutions new for genomics products to market Dual listed on the ASX (GTG) and Nasdaq (GENE) 3

Our vision • To empower individuals to manage and reduce their risk of contracting cancer and other chronic diseases We continually strive to maintain our standing as a global leader in genomics by investing in our own research capabilities and by forming partnerships with world-class/expert organisations • 4

gGenetic GTG corporate overview Technologies Genetic Technologies Limited Melbourne, Australia ·Technical and corporate support ·CLIA approved laboratory Genetic Technologies HK Ltd. Hong Kong ·Holding compa..n..y.. ., Hainan Aocheng Genetic Technologies Co Ltd Hainan, China ·Operations in China ·Distributiont sales and marketing ·Liaison for Chinese collaboration Phenogen Sciences Inc. Charlotte, North Carolina USA ·Clinical and customer support ·Sales and marketing ·Liaison for US collaborations 5

Ourgenetictestpredictsawoman’srisk ofdevelopingbreastcancer BREVAGenplus® is a first-to-market, clinically validated genetic risk assessment for non-hereditary (sporadic) breast cancer Simple cheek swab that helps determine a woman’s risk of developing breast cancer First test of its kind to be clinically validated evaluate risk for sporadic breast cancer to Validated for use in Caucasian, African American and Hispanic women over age 35 6

Precisionmedicine 1 in eight women will get breast cancer in their lifetime Screening programs that test all women at the same intervals overscreening 7 women and underscreening 1 woman • • will be Our risk assessment test offers health policy regulators and clinicians the potential for more efficient use of screening resources • 7

Earlydetection =better 5 year survival rates dramatically outcomes improve when breast cancer is diagnosed before spreading to other parts of the body 8 https://www.cancer.org/cancer/breast-cancer/understanding-a-breast-cancer-diagnosis/breast-cancer-survival-rates.html

Early diagnosis =lessexpensive treatment Stage I $ 55,000 First year treatment costs for Stage II $103,000 breast cancer Stage III and IV $127,000 USD, study based on US patients, 2003-2010 9 https://journals.plos.org/plosone/article/figure?id=10.1371/journal.pone.0207993.t001

Targetedscreening and prevention Screening More frequent mammograms or MRIs BREVAGenplus® enables the targeting of limited resources to women who are most likely to develop breast cancer. Medication Selective estrogen receptor modulators (SERMs) or aromatase inhibitors (AIs) Lifestyle Weight loss, alcohol consumption, physical activity 10

Wearedeveloping new genetic screening tests 2Q 2019 3Q 2019 4Q 2019 2020 * Tests are developed and market launch is scheduled. 11

GTG’senhancedbreast covers95% ofwomen cancer test Only 5% of women with breast cancer have a pathogenic variant, such as BRCA • 85% of women have no family history of breast cancer 10% have a family history but no pathogenic variants, such as BRCA • 95% of women Our test covers 12 * Pathogenic variants include those in moderate and high penetration, including but not limited to ATM, BRCA1/2, BRIP1, CDH1, CHEK2, PALB2, PTEN, TP53.

GTG hasdevelopedaworld-first polygenicrisktest for colon cancer Risk stratification enables precision screening and Easy-to-use test solves personalised prevention the compliance problem Clinically actionable results 5-year, 10-year and lifetime risk Informs screening and health monitoring for those most at risk Simple cheek swab test Report sent to your doctor 13

Collaboration with world-leading partners

Collaboration isakey market advantage The University of Melbourne • Australia’s peak research-intensive institution, ranked 32nd globally Our • collaboration with The University of Melbourne was awarded an NHMRC grant Research investigation to assess the improvement in breast cancer risk prediction using polygenic risk Led by Professor John Hopper National Health and Medical Research Council is Australia’s peak funding body for cutting-edge research • • This work established GTG as research and development a global leader in polygenic risk 15 Professor John Hopper • PhD in Mathematical Statistics • NHMRC Senior Principal Research Fellow • Director (Research) of the Centre for Epidemiology and Biostatistics in the School of Population Global Health at The University of Melbourne • Published more than 700 papers

Research into clinical applications GTG has an agreement in place with Memorial Sloan Kettering (MSK) and University of Cambridge • The research is led by Mark E. Robson, MD, Chief of Breast Medicine Service, Memorial Sloan Kettering MSK is the world’s oldest and largest cancer treatment and research institution Memorial Sloan Kettering was ranked second among hospitals specialising in cancer treatment in the US The University of Cambridge’s UK Institute is a world leading cancer biotech centre • • • GTG partners with world-leading research hospitals to develop the clinical use of polygenic risk scores in treatment decisions 16

Other key partnerships Ohio State University (Columbus, Ohio) •Research collaboration exploring polygenic risk as a means to more informed decision-making for women with BRCA mutations •Led by Amanda Toland, Director of Clinical Genetics and a leader in the field of breast cancer risk assessment Nurses’ Health Study •Harvard University prospective study of the risk factors for major chronic diseases in women •Collaborating with principle investigators to validate new risk models for breast cancer 17

Intellectual property isouradvantage GTG has a strong patent portfolio covering the breast cancer risk assessment test 5 Patents granted in China 5 Patents granted in the US • Patent Nos. 200680051710.0; 201310524782.4; 201310524916.2 and • Patent Nos. 9,051,617; 9,068,229 and 9,702,011 covering three of the core genetic markers included in the BREVAGenplus® risk assessment test 201310524765.0 “Markers for Breast Cancer” • Patent No. 201080033130.5 Methods for Breast Cancer Risk Assessment • Patent No. 7,127,355 offering broad protection re: methods of genetic analysis (the concept of combining clinical risk assessment with genetic risk factors to improve predictability over clinical risk assessment alone) 5 Patents granted in Hong Kong • Patent Nos. 09101235.4; 12112875.1; 12112368.5 and 12112874.2 “Markers for Breast Cancer” • Patent No. 6,969,589 covering the identification of informative SNPs • Patent No. 12109000.5 Methods for Breast Cancer Risk Assessment 7 Patent families pending • • • • Markers for breast cancer Methods for genetic analysis Methods for genomic analysis Methods for assessing risk of developing colorectal cancer • • Methods for breast cancer risk assessment Methods for assessing risk of developing breast cancer Improved methods for assessing risk of developing breast cancer • 18

Scientific authority Dr. Richard Allman, Chief Scientific Officer • • Strong publication record in genetic epidemiology across multiple disease categories Collaboration for peer review and statistical validation BSc Microbiology, PhD Microbiology (Flow Cytometric Analysis of Bacteria) Honorary Fellow, Centre for Epidemiology and Biostatistics, The University of Melbourne • • Over 20 years of scientific and research experience Academic and commercial experience in research leadership, innovation management, and intellectual property strategy Academic career encompassed oncology research, drug development, and assay design, with a particular interest in the linkage between onco-genetic profile and treatment response • 19

Hainan Medical Pilot Zone

GTG has established its Asian operations with the formation of Genetic Technologies HK and Hainan Aocheng Genetic Technologies

- Part of the Hainan Free Trade Zone Initiative
- Best-in-class medical care, physicians, treatments, technology and cutting-edge medical product development
- Hainan Free Trade Zone allows foreign companies to safely introduce IP and repatriate profits

Chinese healthcare market valued at US$925B


贸易试验区建设项目(第三批)集中开工和
澄迈分会场
主办单位：海南省人民政府

GTG Chairman and CEO, Dr Paul Kasian proudly accepted the formal documentation to establish Genetic Technologies' operations in Hainan, China.

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GTG’sapproachalignswithHealthy China2030 Healthy China 2030 is the Chinese Central Government’s comprehensive healthcare policy for 1.5 billion people • • Disease prevention is a means of controlling costs Chinese government can enforce compliance with preventive healthcare protocols GTG tests can be used to predict an individual’s risk of developing disease • • • Screening and other healthcare resources can be directed to people most at risk This allows for early intervention and less costly treatment Screening every woman for breast cancer may be too costly, but it may be cost-effective to screen those with a mid-to-high 5 year risk 21

Next Stepsin China Develop collaborative relationships Deliver the benefits of genetic screening • • • • Clinical validation Regulatory approval Commercial channels • Go-to-market plan for additional genetic screening tests Engagement with key opinion leaders • • Collaboration organisations with Chinese research Laboratory testing 22

Thank you Paul Kasian Chairman and CEO paul.kasian@gtglabs.com www.gtgcorporate.com 23